Filed by CBOT Holdings, Inc. Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(Commission File No. 001-32650)

CBOT Holdings, Inc. Sandler O’Neill eBrokerage and Global Exchange Conference June 7, 2007 Bernard Dan, President and Chief Executive Officer

JUNE 7, 2007
Certain statements in this presentation may contain forward-looking statements within the meaning of the Private
Securities Litigation Reform Act of 1995 and includes any use of the words “may,” “should,” “could,” “expects,” “plans,”
“anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue”.  These statements are based on management’s current expectations and involve assumptions that may be subject to change or risks and uncertainties that could cause actual results to differ materially from those set forth in the statements.  Accordingly, actual outcomes and results may differ materially from what is expressed or implied in any forward-looking statement contained in this presentation.  The factors that may affect our performance may be found in the joint proxy statement/prospectus described below and the
Annual Report on Form 10-K and other periodic reports filed by CBOT Holdings, Inc. with the U.S. Securities and
Exchange Commission (“SEC”). These filings can be obtained at the SEC’s website at
www.sec.gov.
We undertake no
obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.
Important Merger Information
In connection with the proposed merger of CBOT Holdings, Inc. (“CBOT”) and the Chicago Mercantile Exchange Holdings
Inc. (“CME”), the parties have filed relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus regarding the proposed transaction.  INVESTORS ARE URGED TO READ THE JOINT
PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION, BECAUSE IT CONTAINS
IMPORTANT INFORMATION. Investors are able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about CBOT and CME without charge, at the SEC’s website (http://www.sec.gov).
Copies of the joint proxy statement/prospectus can also be obtained, when available, without charge by directing a request to CBOT Holdings, Inc., Attn: Investor Relations, at 141 West Jackson, Chicago, Illinois 60604 or calling (312)
435-3500.
CBOT and its respective directors and executive officers and other members of management and employees and other
CBOT members may be deemed to be participants in the solicitation of proxies from CBOT shareholders in respect of the proposed transaction.  Information regarding CBOT directors and executive officers is available in CBOT’s proxy statement for its 2007 annual meeting of stockholders, dated March 29, 2007.  Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC.  This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Forward Looking Statements

Market leader: Futures and options on futures #2 in United States #3 in World

Overview Industry Trends Growth Strategies Financial Review Merger Update

Industry Trends
Globalization
Rapid international growth
Technological advances
Increased trading speed
Shifts in production and consumption
Industry consolidation
Intensifying global competition among futures,
cash and over-the-counter markets

2.1
2.6
3.4
4.0
4.6
6.1
2001 2002 2003 2004 2005 2006
Large, Expanding Market Strong Secular
Trends
Source: Futures Industry Association
Note:     Excludes options on individual equities
Global Futures & Options on Futures
Contract Volume
(billions of contracts)
Technological Advances
Globalization
Emerging Economies and
Urbanization
Commodities as an Asset
Class
Importance of Risk
Management
Asset Class Convergence
U.S. Government Spending
Deregulation
Secular Growth Drivers

1,037
1,365
1,804
2,372
2,677
3,211
3,108
3,866
7%
20%
31%
20%
28%
44%
40%
48%
0
500
1,000
1,500
2,000
2,500
3,000
3,500
4,000
2001 2002 2003 2004 2005 2006 1Q06 1Q07
0%
25%
50%
75%
Average Daily Volume (000's) Operating Margin (%)
Strong Operating Leverage: Record volume and earnings
Item
2001-2006
CAGR
Avg. Daily Volume 25%
Revenues 20%
Expenses 8%

Trading volume up 20% Revenues increased 35% Net income grew 125% 2006 Record Year

Well-Positioned in
Dynamic Global
Industry
Stronger Base to
Build Core
Derivatives
Business
Accretive
Transaction
Platform for
Product Innovation
and Growth
Substantial
Benefits
Transaction expected to create value for shareholders of both companies
Synergy
Opportunities
Significant User
Benefits
CBOT and CME Shareholder Benefits

Chicago Board of Trade

Chicago Board of Trade

日経平均
10441.

CBOT: Growth Strategies Product enhancements Product innovation Global expansion Leveraging technology

Growth Strategies: Product Enhancements
Growth in 5 and 10-Year Swap Futures
Strong growth since Citigroup and Goldman Sachs began
providing liquidity July 3, 2006
Through May 2007 ADV up 141 percent
Fourth quarter 2006 ADV up 57 percent
Third quarter 2006 ADV up 44 percent

Growth Strategies: Product Innovation Seven new products in 2006 Address customer needs Respond to changing marketplace trends Anticipate a future need

Seven New Products in 2006
Full-Sized Gold Options
Silver Options
$25 Big Dow Futures
Soybean Crush Options
Binary Options
Growth Strategies: Product Innovation
Ethanol
Dow Jones AIG Excess return
Commodity Index

New Products in 2007
Dow Jones
SM
U.S. Real Estate
Index
SM
Futures
30-year Interest Rate Swap
Futures
CBOT CDR Liquid 50
TM
North
American Investment Grade
Futures (to launch June 25,
2007)
Growth Strategies: Product Innovation

Expanding Global Reach

373
404
350
331
412
529
490
611
631
494
634
0
100
200
300
400
500
600
700
1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 Apr/May
06
Apr/May
07
-20
0
20
40
60
80
100
120
140
ADV Growth vs. Pr Yr
Agriculture Complex Growth Rate
%
Thousands

Agricultural Futures Trading Volume – % Electronic
Side-by-Side Trading of Agricultural Futures Started 08/01/06
-
2,000
4,000
6,000
8,000
10,000
12,000
14,000
Jan-06 Apr-06 Jul-06 Oct-06 Jan-07 Apr-07
Thousands
0%
20%
40%
60%
80%
100%
Total Ag Futures % Electronic Ag Futures

Successful Launch of Side-by-Side Trading of Ags Greater Global Access to Benchmark Agricultural Products Single Pool of Liquidity Between Trading Venues 40% increase in firms trading Ag contracts

Growth Strategies: Global Expansion Mini-Ags Provides enhanced trading opportunities Greater access to CBOT markets globally

Growth Strategies: Global Expansion
JADE – Benefits and Strengths
Location: Singapore, the Asia-Pacific financial center that
has a strong regulatory regime
Geography: Asia is the major growth engine for
production/consumption of commodities and commodity
derivatives
JV Partners: Both CBOT and SGX are market leaders in
their individual fields
Electronic Trading Platform: e-cbot, with its proven
technology
Clearing: SGX Derivatives Clearing
First Cross Border Asian-Pacific Commodity Marketplace
Specific appeal to Asia by trading ‘Asian’ Commodities

Growth Strategies: Leveraging Technology Technology upgrades on e-cbot ® Innovative development of trading models

Financial Options Traded Electronically---%-Electronic 14 24 28 29 34 54 85 92 80 77 71 79 0 25 50 75 100 0 5 10 15 20 25 30 ADV (000s) e-cbot %

CBOT: Growth Strategies Product enhancements Product innovation Global expansion Leveraging technology

Financial Review

Chicago Board of Trade

CAGR ('02–'06): 45%

CAGR ('01–'06): 41%

Strong Operating Leverage
$349
$190
$126
$90
$101
$62
2001 2002 2003 2004 2005 2006
EBITDA ($mm) * Operating Income ($mm)
$12
$62
$119
$77
$130
$276
2001 2002 2003 2004 2005 2006
* EBITDA is a Non-GAAP financial measure.  Reconciliation of this to the most comparable
GAAP financial measure can be found at the end of this presentation

First Quarter 2007
Open Auction
19%
Electronic
78%
Off Exchange
3%
CBOT Average Daily Volume by Trading Platform
2007 versus        2006 (millions of dollars, thousands of contracts)
Revenue up 34%
$140
$188
3,108
3,866
Average Daily Volume up
24%

Rate per Contract
$0
$25,000
$50,000
$75,000
$100,000
$125,000
$150,000
$0.000
$0.100
$0.200
$0.300
$0.400
$0.500
$0.600
$0.700
Exchange Rev ($)
54,351 52,529 49,675 46,326 66,518 69,657 62,696 68,086 83,120 91,855 93,901 104,448 117,680
Clearing Rev ($)
16,589 19,634 18,609 18,724 21,277 22,559 20,027 18,274 23,231 25,366 29,265 30,061 33,973
RPC ($)
0.519 0.455 0.451 0.424 0.507 0.499 0.501 0.570 0.552 0.564 0.618 0.653 0.633
1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07
2Q06 to 3Q06:
10% increase
1Q06 to 2Q06:
2% increase
Overall Rate per Contract (RPC)
3Q06 to 4Q06:
6% increase
Thousands
4Q06 to 1Q07:
3% decrease

First Quarter 2007
39.7%
47.7%
39.7%
54.6%
GAAP Non-GAAP*
Net Income up 58%
*Excludes $13.0 million in merger-related expenses
Operating margin of 47.4% versus 39.7%
$35.1
$55.4
$35.1
$68.4
GAAP Non-GAAP*
2007 versus        2006 (millions of dollars)

Strong Operating Leverage
New products
Enhancing existing products and services
Global expansion
Leveraging technology efforts
Fixed-cost control
Strong cash flow with high capital efficiency
Efficient and scalable operating platform

Chicago Board of Trade

Chicago Board of Trade

cme
Chicago Mercantile Exchange

Navigating the Future
CBOT / CME Merger  – a Superior Combination
Opportunity to create both short and long-
term value for shareholders and members
Conducted thorough review of ICE proposal
Boards concluded that the CME proposal
offered greater benefits overall for
shareholders, customers and members

Mid-2007 (subject to regulatory, shareholder and CBOT member approvals)
Anticipated Closing:
Accretive to earnings of the combined company on a cash basis within 12 months and on a GAAP basis within 12-18 months after the closing
Expected Accretion:
Terrence A. Duffy, Chairman; Charles P. Carey, Vice-Chairman; Craig S.
Donohue, CEO
Management:
For each CBOT share, shareholders will receive 0.3500 CME shares
All stock transaction; cash election eliminated
Consideration:
CBOT can pay quarterly dividend of $0.29 per share if transaction has not closed prior to end of third quarter
Dividend:
30 Directors to include 20 Directors from CME and 10 Directors from
CBOT
Board of Directors:
CME Shareholders: 65.4%
CBOT Shareholders: 34.6%
Pro Forma Ownership:
Transaction Summary

Access to distinct products and services on a single
trading platform
Low integration risk – timely and efficient
Proven track record
Migration to Globex Q1 2008
Trading Floor consolidation Q2 2008
Delivers
Significant
Advantages
CBOT / CME Merger – Best Strategic Alternative
$150+ million estimated annual cost savings
expected to be achieved year two post closing
Significant potential revenue synergies
Expected to be accretive to earnings 12-18 months
post close
Share repurchase expected to provide additional
accretive
Financially
Compelling

Chicago Board of Trade

Chicago Board of Trade
cme
Chicago Mercantile Exchange

Navigating the Future
CBOT / CME Merger
Poised to Create a Premier Global Exchange
Combined CBOT and CME will be well positioned to
Develop innovative products
Compete successfully in the international exchange space
Participate in the growing OTC marketplace

CBOT/CME Merger - Next Steps
Expect transaction to close in mid-2007
CBOT shareholder and CBOT member votes scheduled
for July 9, 2007
Expect the Department of Justice review to conclude
prior to shareholder and member votes
Integration planning ongoing

CBOT: Looking to the Future Increase access to our markets Deepen pools of liquidity Ensure market integrity

Chicago Board of Trade

Chicago Board of Trade

日経平均
10441.

Supplementary Information

CBOT used non-GAAP financial measures of operating performance to eliminate merger-related expenses incurred in the first quarter of 2007.
Non-GAAP measures do not replace and are not a substitute for our GAAP financial results but are provided to improve overall understanding of our current financial performance and our prospects for the future.
As Reported
Merger-
related
Expenses
Adjusted
(Non-GAAP)
Income from Operations $89.5 $13.0 $102.5
Operating Margin %   47.7%    6.9%    54.6%
Net Income $55.4 $13.0 $  68.4
Diluted Earnings Per Share $1.05 $0.24 $  1.29
Supplementary Information
Reconciliation of GAAP to Non-GAAP Financial Measures
First Quarter 2007

Supplementary Information
2000 2001 2002 2003 2004 2005 2006
Non-GAAP Financial Measure - EBITDA $37 $62 $101 $90 $126 $190 $349
Deduct:
Interest Expense (7) (7) (5) (4) (5) (3) (2)
Income Tax Expense (1) (5) (24) (22) (33) (55) (120)
Depreciation and Amortization Expense (41) (44) (38) (33) (46) (55) (55)
Comparable GAAP Measure - Net Income ($12) $6 $34 $31 $42 $77 $172
Reconciliation of Non-GAAP Measure Earnings before Interest, Tax, and Depreciation and Amortization
Expense (EBITDA) to Net Income ($ in millions)

Historical Volume
672
771
1,064
1,452
1,937
2,199
2,534
2,924
511
633
109
117
133
265
290
337
365
241
239
95
62
36
21
15
56
5
3
1
49
3,746
3,211
2,677
2,372
1,804
1,365
1,037
927
2000 2001 2002 2003 2004 2005 2006 2007
YTD**
Metals, energy, and other
Equity index
Agricultural
Interest rate
Average Daily Volume (in thousands)
*May not add due  to rounding
**2007 YTD thru May

CBOT’s Volume Growth
Average Daily Volume by Venue (in thousands)
62
209
513
935
1,382
1,739
2,240
2,939
865
828
797
792
885
834
885
705
54
76
105
105
85
102
3,746
3,211
2,677
2,372
1,804
1,365
1,037
927
2000 2001 2002 2003 2004 2005 2006 2007
YTD**
Off-exchange
Open-auction
Electronic
*May not add due  to rounding
**2007 YTD thru May

Services $16
3%
Interest
Income &
Other $2  0%
Building $23
4%
Market Data
$99  16%
Exchange
Fees &
Clearing $481
77%
Sources of Revenue for 2006
Total Exchange & Clearing Fees = $481 mm
Metals $13
3%
30 yr $59
12%
5 yr $69  14%
10 yr $170
35%
Agriculture
$100  21%
2 yr $21  4%
30 day + other
$27  6%
Equities $22
5%
Year 2006 Revenue Components ($ in millions) Year 2006 Exchange & Clearing Fees ($ in millions)
Total Revenues = $621 mm